Exhibit A


NOTICE OF DISSOLUTION OF GROUP

On February 14, 2001, Technology Directors II, LLC filed Schedule 13G jointly with Technology Directors II BST, LLC. Each of these two entities is controlled by its four respective Voting Members, three of whom, John W. Maki, John J. O'Malley and Kevin J. Ryan, serve as Voting Members of both entities.

In May 2001, all of the shares of Large Scale Biology Corporation common stock owned by Technology Directors II BST, LLC were distributed to that entity's individual members. Technology Directors II BST, LLC no longer has voting or dispositive power in any shares of Large Scale Biology Corporation. Therefore, no future filings will be made with respect to Technology Directors II BST, LLC.

Date:	February 12, 2002

			Technology Directors II, LLC

				/s/ John W. Maki
			By:  	-------------------------------------------
				John W. Maki
				Managing Member